UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No.)*

Grid Dynamics Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39813G109

(CUSIP Number)

Wang Yueou
Director

GDD International Holding Company

15/F, Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong

(852) 2608-3603

With a copy to:

Gerard S. DiFiore, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, New York 10022-7650

(212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 39813G109

1.	Names of Reporting Persons. GDD International Holding Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,490,295
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,490,295

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,490,295
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.3%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on a total of 55,147,536 shares of common stock outstanding.

CUSIP No. 39813G109

1.	Names of Reporting Persons. GDB International Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,490,295
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,490,295

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,490,295
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.3%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on a total of 55,147,536 shares of common stock outstanding.

CUSIP No. 39813G109

1.	Names of Reporting Persons. Automated Systems Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,490,295
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,490,295

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,490,295
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.3%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Percentage calculated based on a total of 55,147,536 shares of common stock outstanding.

CUSIP No. 39813G109

1.	Names of Reporting Persons. Teamsun Technology (HK) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,490,295
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,490,295

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,490,295
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.3%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Percentage calculated based on a total of 55,147,536 shares of common stock outstanding.

CUSIP No. 39813G109

1.	Names of Reporting Persons. Beijing Teamsun Technology Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,490,295
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,490,295

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,490,295
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.3%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on a total of 55,147,536 shares of common stock outstanding.

Item 1.	Security and Issuer.

This Schedule relates to the shares of Class A common stock, par value $0.0001 per share (the “Common Stock”), of Grid Dynamics Holdings, Inc., f/k/a ChaSerg Technology Acquisition Corp. (the “Issuer”). The principal executive offices of the Issuer are located at 5000 Executive Parkway, Suite 520, San Ramon, CA 94583.

The Issuer’s Common Stock is listed on the Nasdaq Capital Market under the symbol “GDYN.”

Item 2.	Identity and Background.

(a) (f)     This Schedule is being jointly filed pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the persons listed below. Information relating to the directors, executive officers, partners and members of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

1)	GDD International Holding Company, a Delaware corporation (“GDD”);

2)	GDB International Investment Limited, a British Virgin Islands corporation (“GDB”);

3)	Automated Systems Holdings Limited, a Bermuda limited liability company (“ASH”);

4)	Teamsun Technology (HK) Limited, a Hong Kong limited liability company (“TTL”);

5)	Beijing Teamsun Technology Co., Ltd., a Chinese corporation (“BTT” and, together with GDD, GDB, ASH and TTL, the “Reporting Persons”);

(b)          The address of the principal business and principal office of each of the Reporting Persons is listed below. Information relating to the directors, executive officers, partners and members of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

1)	GDD — 15/F., Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong, China

2)	GDB — 15/F., Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong, China

3)	ASH — 15/F., Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong, China

4)	TTL — Unit 907, 9th Floor, Tai Yau Building, 181 Johnston Road, Wanchai, Hong Kong

5)	BTT — Room 501, 5/F., No. 23 Building, 10 East Block XiBeiWang East Road, HaiDian District, Beijing, China

(c)          The principal business of GDD, GBD and ASH is investment holding. The principal business of TTL is trading and the principal business of BTT is IT product service, application software development and value-added distribution and system integration.

               Information relating to the directors, executive officers, partners and members of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(d)          None of the Reporting Persons and, to the best of their knowledge, the persons listed on Schedule A hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)          None of the Reporting Persons and, to the best of their knowledge, the persons listed on Schedule A hereto, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference into Items 4 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction.

Pursuant to the terms of that certain Agreement and Plan of Merger, dated as of November 13, 2019, by and among Serg Technology Acquisition Corp. (“ChaSerg”), CS Merger Sub 1, Inc., a wholly owned subsidiary of ChaSerg (“Merger Sub 1”), CS Merger Sub 2, LLC, a wholly owned subsidiary of ChaSerg (“Merger Sub 2”), Grid Dynamics International, Inc. (“Grid Dynamics International”) and ASL, solely in its capacity as representative of the securityholders of the Issuer immediately prior to the consummation of the business combination (as it may be amended from time to time, the “Merger Agreement”), GDD tendered 11,574,564 shares of common stock of Grid Dynamics International in exchange for 19,490,295 shares of Common Stock of the Issuer.

Except as described herein, neither the Reporting Persons nor any of the persons set forth on Schedule A have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Persons and the persons set forth on Schedule A may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

Item 5.	Interest in Securities of the Issuer.

(a)          As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 19,490,295 shares of Common Stock, or 35.3% of the Issuer’s outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on a total of 55,147,536 shares of Common Stock outstanding as of March 9, 2020, as provided by the Issuer.

               Information relating to the directors, executive officers, partners and members of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(b)          The Reporting Persons are deemed to share voting and dispositive power with respect to all 19,490,295 shares of Common Stock beneficially owned by the Reporting Persons.

               Information relating to the directors, executive officers, partners and members of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(c)          Except as described in Items 3 and 4 of this Schedule, which descriptions are incorporated herein by reference, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons named on Schedule A has effected any transactions in the Common Stock during the past 60 days.

(d)          Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e)          Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Pursuant to Rule 13d-i(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

GDD, GDB and ASL are parties to a Stockholders’ Agreement, dated November 13, 2019 (the “Stockholders’ Agreement”), with the ChaSerg Technology Sponsor LLC (“Sponsor”), Benhamou Global Ventures, Leonard Livschitz and Victoria Livschitz (together with any individuals or entities that are signatories to such agreement or thereafter become party to the agreement, the “Voting Parties”), pursuant to which, among other things, the Voting Parties agreed (i) to take all necessary action to cause the board of directors of the Issuer to be comprised of eight directors effective immediately following the closing of the merger, (ii) to grant each of ASL and Sponsor rights to designate two directors for election to the board of directors of the Issuer (and the Voting Parties agreed to vote in favor of such designees), (iii) to designate the Chief Executive Officer of the Issuer for election to the board of directors of the Issuer, and (iv) to designate three unaffiliated designates for election to the board of directors of the Issuer.

The summary of the Stockholders’ Agreement is qualified in its entirety by reference to the Stockholders’ Agreement, a copy of which is attached hereto as Exhibit 2.

Except as described herein (or on Schedule A), there are no contracts, arrangements, undertakings or relationship (legal or otherwise) among the persons named in Item 2 (including the persons named on Schedule A) above or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated March 17, 2020 by the Reporting Persons

Exhibit 2	Stockholders’ Agreement, dated November 13, 2019.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2020

GDD INTERNATIONAL HOLDING COMPANY

By:	/s/ Wang Yueou
	Name:	Wang Yueou
	Title:	Director

GDB INTERNATIONAL INVESTMENT LIMITED

By:	/s/ Wang Yueou
	Name:	Wang Yueou
	Title:	Director

AUTOMATED SYSTEMS HOLDINGS LIMITED

By:	/s/ Wang Yueou
	Name:	Wang Yueou
	Title:	Director

TEAMSUN TECHNOLOGY (HK) LIMITED

By:	/s/ Wang Weihang
	Name:	Wang Weihang
	Title:	Director

BEIJING TEAMSUN TECHNOLOGY CO., LTD.

By:	/s/ Wang Weihang
	Name:	Wang Weihang
	Title:	Director

 Schedule A

Directors and Executive Officers of the Reporting Persons

GDD INTERNATIONAL HOLDING COMPANY

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization	Number of Shares of Issuer Beneficially Owned
Wang Yueou (Director)	15/F, Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong	Director	Hong Kong	None

GDB INTERNATIONAL INVESTMENT LIMITED

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization	Number of Shares of Issuer Beneficially Owned
Wang Yueou (Director)	15/F, Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong	Director	Hong Kong	None

AUTOMATED SYSTEMS HOLDINGS LIMITED

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship	Number of Shares of Issuer Beneficially Owned
Wang Weihang (Chairman)	15/F, Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong	Director	People's Republic of China	None
Wang Yueou (Chief Executive Officer)	15/F, Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong	Director	Hong Kong	None
Li Wei (Non-Executive Director)	15/F, Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong	Director	People's Republic of China	None
Cui Yong (Non-Executive Director)	15/F, Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong	Director	People's Republic of China	None
Pan Xinrong (Independent Non-Executive Director)	15/F, Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong	Director	People's Republic of China	None
Or Siu Ching Rerina (Independent Non-Executive Director)	15/F, Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong	Director	Hong Kong	None

TEAMSUN TECHNOLOGY (HK) LIMITED

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization	Number of Shares of Issuer Beneficially Owned
Wang Weihang	Teamsun Building, ZhongGuanCun Software Park II, Dongbeiwang West Road, Haidian Dist., Beijing, China	Director	People's Republic of China	None

BEIJING TEAMSUN TECHNOLOGY CO., LTD.

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization	Number of Shares of Issuer Beneficially Owned
Wang Weihang (Non-Independent Director and Chairman)	Teamsun Building, ZhongGuanCun Software Park II, Dongbeiwang West Road, Haidian Dist., Beijing, China	Director	People's Republic of China	None
Liu Xiao Tian (Independent Director)	Teamsun Building, ZhongGuanCun Software Park II, Dongbeiwang West Road, Haidian Dist., Beijing, China	Director	People's Republic of China	None
Zhaokang (Non-Independent Director and President)	Teamsun Building, ZhongGuanCun Software Park II, Dongbeiwang West Road, Haidian Dist., Beijing, China	Director	People's Republic of China	None
Wang Bin (Non-Independent Director)	Teamsun Building, ZhongGuanCun Software Park II, Dongbeiwang West Road, Haidian Dist., Beijing, China	Director	People's Republic of China	None
Weijing (Non-Independent Director and Vice President)	Teamsun Building, ZhongGuanCun Software Park II, Dongbeiwang West Road, Haidian Dist., Beijing, China	Director	People's Republic of China	None
Cui Yong (Non-Independent Director and Vice President)	Teamsun Building, ZhongGuanCun Software Park II, Dongbeiwang West Road, Haidian Dist., Beijing, China	Director	People's Republic of China	None
Zhao Jin Yan (Independent Director)	Teamsun Building, ZhongGuanCun Software Park II, Dongbeiwang West Road, Haidian Dist., Beijing, China	Director	People's Republic of China	None
Lu Guang Lin (Independent Director)	Teamsun Building, ZhongGuanCun Software Park II, Dongbeiwang West Road, Haidian Dist., Beijing, China	Director	People's Republic of China	None